EXHIBIT 12.1

LGI Homes, Inc.
Computation of Ratio of Earnings to Total Fixed Charges

	Six months ended June 30,		Years ended December 31,
	2015		2014		2013		2012		2011
Earnings available for fixed charges:
Net income before income taxes	$32,966,316		$43,079,065		$22,803,327		$10,022,640		$4,637,296
Less: Income from unconsolidated joint ventures	—		—		(4,286,639)		(1,526,464)		(714,758)
Add: Distributed equity income of affiliated companies	—		—		4,413,972		1,545,437		607,500
Add: Fixed charges	6,917,701		6,094,459		1,410,618		848,005		1,277,356
Add: Amortization of Capitalized Interest	2,551,717		1,703,806		1,104,876		946,780		1,462,748
Less: Capitalized interest	(6,878,913)		(6,026,238)		(1,326,976)		(822,691)		(1,226,142)
Less: (Income) loss attributable to non-controlling interests	—		—		589,818		(162,969)		(1,161,986)
Total Earnings available for fixed charges	$35,556,821		$44,851,092		$24,708,996		$10,850,738		$4,882,014

Fixed charges:
Interest expense	$—		$—		$50,946		$1,234		$28,152
Capitalized interest (includes amortization of debt discount and debt issuance cost)	6,878,913		6,026,238		1,326,976		822,691		1,226,142
Portion of rental expense which represents interest factor	38,788		68,221		32,696		24,080		23,062
Total Fixed charges	$6,917,701		$6,094,459		$1,410,618		$848,005		$1,277,356

Ratio of earnings to fixed charges	5.1	X	7.4	X	17.5	X	12.8	X	3.8	X